UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

23918K108

(CUSIP Number of Class of Securities)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Sharon Flanagan, Esq.

Eric Haueter, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,200,000,000	$145,440

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,200,000,000 in aggregate of up to 22,429,906 shares of Common Stock, $0.001 par value, at the minimum tender offer price of $53.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.2 billion of shares (the “shares”) of its common stock, $0.001 par value per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $53.50 and not more than $61.50 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 22, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and issuer of the securities to which this Schedule TO relates is DaVita Inc. The address and telephone number of its principal executive office are 2000 16th Street, Denver, Colorado 80202, (720) 631-2100.

(b) The subject securities to which this Schedule TO relates are shares of common stock, $0.001 par value, of DaVita Inc. As of July 19, 2019, there were 160,258,708 shares of the Company’s common stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the shares of the Company’s common stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

(f) Information about the Company’s prior purchases of shares of its common stock set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is DaVita Inc. The business address and telephone number of DVA is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of DVA are as set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal

Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Financial Information,” “Section 11 — Certain Information Concerning the Company,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 15 — Material U.S. Federal Income Tax Consequences” and “Section 17 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of DVA set forth in the Offer to Purchase under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding conditions to the financing set forth in the Offer to Purchase under the headings “Section 7 — Conditions of the Offer” and “Section 9 — Source and Amount of Funds” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for the Tender Offer.

(d) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under the headings “Summary Term Sheet” and “Section 18 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth under the heading “Section 10 — Certain Financial Information” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under the heading “Section 10 — Certain Financial Information” in the Offer to Purchase is incorporated herein by reference.

Item 11.	Additional Information.

(a)(1) The information set forth under the heading “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) The information set forth under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 13 — Effects of the Offer on the Market for Shares; Registration under the Exchange Act” in the Offer to Purchase is incorporated herein by reference.

(a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading “Section 14 — Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)✓	Offer to Purchase, dated July 22, 2019.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

Exhibit Number	Description

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(F)✓	Summary Advertisement, dated July 22, 2019.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued July 22, 2019. (1)

(a)(5)(B)✓	Press release, dated July 22, 2019, announcing the commencement of the tender offer.

(b)(1)	Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, and Wells Fargo Bank, National Association as Co-Syndication Agents, Bank of America, N.A., Credit Suisse AG, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Bank, as Co-Documentation Agents, Barclays Bank PLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc. as Joint Lead Arrangers and Joint Bookrunners, The Bank of Nova Scotia, Credit Agricole Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Sumitomo Mitsui Banking Corporation, as Senior Managing Agents, HSBC Securities (USA) Inc., Fifth Third Bank, and Compass Bank as Managing Agents. (2)

(b)(2)	Amendment No. 1, dated as of November 21, 2018, to that certain Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents from time to time party thereto. (3)

(b)(3)✓	Commitment Letter, dated July 18, 2019, by and between DaVita Inc. and Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., MUFG (as defined below), Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC (“CSLF”), Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and/or an affiliate, SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Bank of Nova Scotia, and Sumitomo Mitsui Banking Corporation. “MUFG” is defined as MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any affiliates of Mitsubishi UFJ Financial Group, Inc. as determined to be appropriate to provide the services contemplated in the Commitment Letter.

(c)	None.

(d)(1)(A)*	Employment Agreement, effective July 25, 2008, between DaVita Inc. and Kent J. Thiry. (4)

(d)(1)(B)*	Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and Kent. J. Thiry. (5)

(d)(1)(C)*	Amendment Number Two to Employment Agreement, effective as of August 20, 2018, by and between DaVita Inc. and Kent J. Thiry. (6)

(d)(2)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (7)

Exhibit Number	Description

(d)(3)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (8)

(d)(4)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (9)

(d)(5)*	Employment Agreement, effective September 22, 2005, by and between DaVita Inc. and James Hilger. (10)

(d)(6)*	Amendment to Employment Agreement, effective December 12, 2008, by and between DaVita Inc. and James Hilger. (11)

(d)(7)*	Second Amendment to Employment Agreement, effective December 27, 2012, by and between DaVita Inc. and James Hilger. (12)

(d)(8)*	Third Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and James Hilger. (5)

(d)(9)*	Transition Agreement, dated as of July 31, 2018, by and between DaVita Inc. and James Hilger. (17)

(d)(10)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (13)

(d)(11)*	DaVita Inc. Severance Plan for Directors and Above. (5)

(d)(12)*	DaVita Inc. Non-Employee Director Compensation Policy. (7)

(d)(13)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (14)

(d)(14)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(15)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(16)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (16)

(d)(17)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(18)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (16)

(d)(19)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(20)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (17)

(d)(22)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(23)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(24)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(25)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

Exhibit Number	Description

(d)(26)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(27)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(28)*✓	Restricted Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(29)*✓	Performance Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(30)*	Executive Chairman Agreement between Kent J. Thiry and DaVita Inc., dated as of April 29, 2019. (7)

(d)(31)	Form of 5.750% Senior Notes due 2022 and related Guarantee. (18)

(d)(32)	Indenture, dated August 28, 2012, by and among DaVita Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (18)

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
✓	Filed herewith
(1)	Filed on July 22, 2019 as an exhibit to the Company’s Current Report on Form 8-K.
(2)	Filed on August 1, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.
(3)	Filed on November 26, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(4)	Filed on July 31, 2008 as an exhibit to the Company’s Current Report on Form 8-K.
(5)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.
(6)	Filed on August 23, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(7)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.
(8)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
(9)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.
(10)	Filed on August 7, 2006 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.
(11)	Filed on February 27, 2009 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008
(12)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(13)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.
(14)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.
(15)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(16)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

(17)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(18)	Filed on August 28, 2012 as an exhibit to the Company’s Current Report on Form 8-K.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVITA INC.

Date: July 22, 2019	By:	/s/ Joel Ackerman
Name: Joel Ackerman
Title: Chief Financial Officer and Treasurer